ARQLITE
2021 Report

Dear investors,

Over the past year, we've embraced our challenges and had to overcome thousands of obstacles. These challenges include building and growing a company, generating awareness, closing deals, and facing micro and macroeconomic issues. While it appears the global pandemic is more in control than it was in the prior year, it still has a lasting impact, and it will take time for us all to get back to normal.   We hope that our efforts and energy toward a cause we refuse to let get plastic pollution pushed aside. Our mission remains strong - we are a solution for plastic waste now and in the future. We believe in our cause and work every day to fight for it.

We can't thank you enough for the help and support you all have shown thus far. But, this is just the beginning. We need to continue the momentum and beat our drums together! The plastic crisis is a global challenge and a manmade disaster - we need to do something, and this is something towards making the world a better place to live for all. Please continue to support and share our message.

We need your help!

As an investor in a start-up, you can be tremendously valuable. At the very minimum - subscribe to our email listserv, follow our social channels, and share us with your network. We can magnify this impact, and you are our best advocates!

We are always looking for introductions with leaders at global brands, connections to experts, partnerships, customers, and resources. We have a small ambitious team, so any introduction would help - especially if they are in the markets we serve but not limited to the list below.

>> Construction (concrete, drainage, roadways, etc.)

>> Gardening and hydroponics (indoor & outdoor grow operation, users)

>>Designers (engineers and architects)

>>Plastic manufacturers

To conclude, if you are an expert in a field that may help propel our mission. We are always seeking masters in their domain that can help volunteer some time to help us out. Again, this is the power that the investor can bring - while we are the ones steering the ship, we are humbled to know that we are all on this journey together.

Sincerely,

Juan Francisco Baez

Board member

Sebastian Sajoux

CEO

Patrick Casey

Director of Finance & Project Management

Our Mission

Arqlite works to become a leader in recycling technologies setting the new standard for sustainable materials in the Built Environment

See our full profile

How did we do this year?

Report Card

B+

The Good

Officially commissioned the production line and began converting unrecyclable plastic waste into Smart Gravel.

Launched our GTM strategy in multiple markets and saw traction in gardening, hydroponics, and pre-cast concrete.

Independently verified and Certified as one of the first companies to issue plastic credits under RMS Greenblue standards.

The Bad

Delays due to COVID pushed out a timeline to launching our GTM efforts until we had certainty on the commissioned machinery.

In May, we launched Smart Gravel on Home Depot online with the intent to be on shelves. That mission is still ongoing.

In Dec, we got approved for further review with California DOT; however, we could not get a pilot project in 2021.

2021 At a Glance

January 1 to December 31


$$$$

$221,380 +65X
Revenue



-$1,189,256
Net Loss


IOU

$1,209,172 +113%
Short Term Debt



$500,000
Raised in 2021



$101,233
Cash on Hand
As of 05/ 2/22

INCOME BALANCE NARRATIVE


Revenues
Profit
$3,308
$-903,218
$221,380
$-1,189,256
2020
2021

Net Margin: -537% **Gross Margin: -57%** **Return on Assets: -39%** **Earnings per Share: -$62,592.42**

Revenue per Employee: $27,673 **Cash to Assets: 2%** **Revenue to Receivables: 4,419%** **Debt Ratio: 81%**

Arqlite_SPC_Financials_and_CPA_Audit_Report_2020_and_2021_Final.pdf

We ❤ Our 1712 Investors

Thank You For Believing In Us

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Benedetg Cajacob
Andrew G. Roots
Kimberly Martin
Cody Hays
Aryeh Rosenberg
Jennifer Pickering
Joseph Ricci
Bob Flick
Parker Ray Smith
Melisa Hooper
Durganand Thatavarthy
Erica Davis
Chance Erwin
Avrohom Vegh
Bradley John Keller
Jack Small
Daniel Weinstein
Matthew C Erwin
Joe Richards
Mitchal Alan Stutes
Peter Drummond
David Friedman
Cipriana GONZALEZ
Adam Muzika
Carmelle Clark Knudsen
Marc Soler Grau
George McGinley
Anthony Santos
Eder Balthazar
Nathan Johnson
Kalei Haller
Robert Harrell
Jakub Stancel
Ignacio Rivero
Gianfranco Tropi Somma
Jeff Sanders
Trish Kellogg
Anne Marie McAloon
Mchelle Gust
Scott R Berndt
David Hanson
Jeff Stephen
Ayrton Bryan
Katherine Kimble
David Park
Darryl Smith
Megan D. Hunting
Robert L Cundiff
Antonio Ruest
Ruth Ann Hoyt
Richard Erny
Cameron Howell
Brad Dancer
Josef Alan Sharp
Trent Miesner
Aayush Chheda
James McLain
Raymond Caterino
Sonia Reid
Laura McFarland-Taylor
Andrew Spears
Jill Ann Darling
Mary Lee Dammann
Karen Streeter
Gianny Malemusa
Levely Castelo
Cathal McConnell
Martin Houillon
Eric Miller

Ben Elberger
Eric Vincent Benjamin Jr
Julio Arquinio
Stacey Rossano
Janci Solar
Dane Jones
John Andre
Angelo Carlos
Ellwood Hanrahan
Maxine J Small
Nethraja Rajaratnam
Bryan Kasun
Jeff Sendbo
Cristian Ghinescu
Jawahar (Jay) KALIANI
Chelsea JOHNSON
Brian Johnson
Joseph Swaminathan
Jordan Wright
Vincent Constantine
Jasper Beard
Terance Ndam
Catherine Kearbs
Terry Bayliss
Kelly Lockett
Vicki Murphy
Nate Mullet
David Elter
Brian Kester
John Knowles
Paul Potter
Adetola Oshi
Kenneth George Skinner
Justin Vos
Horst Harnischfeger
Ajit Kang
Karen E McAbee
Amanda Scharff
Jason Ledene
Steven Tucker
Robert M Jacoy
Rowen Privett
David Herdrich
Jason Trubee
Ana STORK
Konstantin Zalad
Michele Kamper
Jerry A Pfarr
Kara Gates
Paula Grant
Mark Ledyard
William Baran-Mickle
Robert Selby
Arthur Malkani
Amit Shukla
Scott Hunter
Ephraim Simon
Clifford J Sells
Jason Parker
Ben Gordon
Crystal Templin
William Johnson, IV
Frank Little
Jay Patel
Henry Rolands
Basheer Ahamed
Alastair Macleod
Heidi Rivera
William L Bateman
Roland Quintos
Kumar Brar
Scott Nobbe
Joshua Green
Joshua Braceros
Derek Russell Bennett
Jason Rigby
Ted Prosser
Mark Widdicombe
Dave Frederick
Jayson Seaver
Sheryl Leas
Mary Qin
Theresa Danley
John Mechkowski
Mark Moore
Donavan Manahan
Angela Szpak
Ralph Lawrence
Brian Hogan
Prabu Manickam
Susan Haddon
Sheila Ryan
Fabio Friscia
Dennis Daly
Celicia Brignac
David Cepero-Febres
Volpatti Giovanni
Kellie Polenz
Roger Linkenhoker
Martina Pedersen
Erin Darke
Marcus Myers
Christopher B Burke
Garry Polley
Iulius Mircea Serban
Patrick Monroe
Michelle Dong
James Punishill
David Witt
Thomas Poole
Kim Anderson
Melvin David Irving
David Cook
Federico Strider Sciortino
Stephen B McGill
Janet A Mesen
Eric Brandt
Georg Ladj
Yvette Braswell
Lihua HUANG
Gail Tyler
Suhas ROGIYE
Jason Wang
Jeff Dion

Priscilla Fallon
Du Wayne Griepentrog
Nick Thomarios
Steven Karanja
Cameron Howell
Meredith Ashlock
Ruth Ann Hoyt
Maureen Zwier
Chan Saechao
Ashley Brown
Bhesh Mainali
Srinivasa Kottakota
Mark Buckley
Mary Graham
Diane Jackson
Halley C. Allaire
Nat Terpenning
Bogdan Solomie
Michael Rubin
Gutemberg Dasilva
Debbie Orloff
Andrea SCHLAGEL
Ajit Panikulam
Sonmi Anderson
Michael N Calabro
David Zatz
Dia Danielsen
Tonya Castro
Mitch Tobol
Alan Parisi
Pamela ANDRESCAVAGE
Ryan Stillwell
Daniel Hastings
Albert Lardizabal
Joel Granado
Reinaldo Rosario
Donald Swank
Tyrone Johnson
Loren Audette
Korey Barbetta
Anna Maria G Reynes
Jenniffer Green
Josh Moffett
Katherine Kimble
Vikas Goyal
Ramesh Sadashiv
Geoffrey John Otypka
Norah Dombrowski
Robert Gene Renner
Alexandra Villard
Randall A Hamerly
Alexandre Kerherve
John S Gostel
Gary Darr
Ashish Anand
Michael Teske
Tonia Willekes
Keith Andrew
Gary Lee Zeigler
James Wheeler
Joseph Zappia
Abhay Sampath
Cristian Torres
Samuel Pray
Rajinder Sharma
Jeannine Weinstein
Teddi Thompson
Joyce L. Attaway
Chang Woo Lee
Rakesh B SASVIHALLI
Shravan Chitty
Chad Ferguson
Cedric Mitchell
L A
William Coghlan
Werner Hoffmann
Holly Rice
George Braun
Mario Kalac
Michael Devoney
David Foster
Leanne Frost
Edward Carl Classen
Michael P Dardaris
Anne Santos
Jarrod Joyce
Sabrina D Owens
Paul Smith
Gerald E Breuer
Daniel Erlanger
Rebecca Crawley
Jeffrey Allen Knowles
Amanda VanRanst
William Becker
Chad Curtin
Alex Dennen
Gita Borovsky
Adrianna Paz
Hernaldo J Molina
Jodi Hill
Julie Straw
Eric MORAT
Jace Swank
Bradley John Keller
Henry Mandelbaum
Alan Crain
Ronald E Kessen
Chris Broach
Karin Coyne
Sandra OHLSON
Manuel Vogt
Natalie Chu
Matt Badyna
Liz Torres
Klaudia Kristina
Elaine Hathaway
Dale Spiess
Faye Cannady
Victor G. Freeman Jr
Jennifer Kelly
Andrew Gross
Sean Grant
Dallas Allen

John Smidt
John Pulling
Johannes Van Galen
David Elter
Mick Hall
Shrenik Dedhia
Violet Shkreli
Benjamin Ladabaum
Joshua Niese
Robert Johnston
Alisa Castillo
John Miller
Gary Bush
Stephanie Moore
Michael Matejka
Marlayna Schaffer
James Cawse
Jan Duong
Doug Moser
Eugene P Schmittgens Jr
Tom Theriault
Debora Resop
Keally Keambom
Evan Johnson
Kumiko Oga
Roland Fischnaller
Jihua Ren
Amber Gould
Lesley Batson
Aidee Wilcox
Wilfred Cabahug
Brandon Moore
Bhanu Karumuri
Jonathan Skupsky
Alejandro Estevez
Mark Apicella
Jonathan Lee
Rajendra Desai
Lance Williams
Robert Carlucci
Aravind Babu KADIYALA
Roberta Blair-Thompson
Marisol Alvarez
Brian Ludwig
Akah Nnani Ezediaro
Michael Lebell
David Carter
Christopher Davis
Liew Wui Leong
Steven Wilcox
Saurabh Gajjar
Don Craig
Chad Curtin
Chukka Annadi
Walter PISARY
Neal Yahata
Kirk McDevitt
Margaret Fellis
Turgut Kumantas
Maria Aryee
James Leavenworth
Lionel Auguste
Lester Warburton
Caleb Smith
Chandni Sharma
Chris Rose
John Platt
Suneeta Eisenberg
Sheri Clonts
Flora Lorna Cabreros
Leon St Charles Grant
Nicholas Boghos
Chad Keller
Gary Bush
David Martinelli
Raman Sachidanand
Roger Corkill
Tom Brewer
David Osborn
Abiola Arogbo
Ray Riechert
Maciej Pachnik
Glenn E Simms
Kirsten Erkfritz
Tenille Collard
Michael Seaton
Jennifer Yoldi
Yvonne Monaghan
Alejandro Fernandez
Brian Hannah
Lamont Brown
Jackson Gallagher
Jon Hufford
Corina Borsuk
Joseph Keller
Bret Cromer
John Lee
Kevin Ferris
Edanili Lacar
Nadav Kempinski
Tracy Jacobs
N Izar Jalanbo
Jasper Beard
Brian P. Kidd
Daniel Blasi
Sathyamangalam R Venka...
Terri Luong
Hariyono Juarsa
Joseph Cigliano
Jesse Spears
Ryan Pavlick
Nicola Onassis
Linda Butler
Vineet Gupta
Marc Bromley
David Morse
Mark H. Persson
Robert Menees
Talton Gary
Ken Rudominer
Jonathan Lee
DOTTY HUDSON
Joel Digby

Marina REZNIKOVA
Doug Kamin
Saul Kravitz
Marc Lachance
Jacob Saur
Mariela Fimbres
Harshad Phadke
Quin Davis
Shenyuan Pai
Matthew J Weekes
Sanjeev Munjal
Patrick Karwowski
Darren Cullen
Keshav Rao
Kris Persaud
Marco Liuzzo
David Posocco
Saravanan S
Anne Marie Kingsley
Vincent Novak
Alan Eckhardt
Vijay Kumar Gupta
David Martinelli
Rhiannon Terpstra
Daniel Schmitt
Sadam Abas
Eugene Barsov
Jason Gorke
Kim Anderson
Karim Elkholy
Charmian Jacqueline Chel...
Shuangquan Zhao
Dilip Pachayappan Kumar
Carlos Bonilla Del Angel
Nahid Safavi
Windora Bradburn
Douglas S SPENCER
Emily Klick
William J Gibbons Jr
Waqar Rizvi
Guy Howard Varcados
Edward Zeldovich
David A Peiffer
Zsolt Szalkai
Timothy Donovan
Robert Hutchinson
Carmen Agustin
Robert Patton
Karla Henrichon
Eric Der Sarkisian
Midhat Qidwai
Dennis J Eakin
Benes Trus
Rick Schlebinger
MURRAY HOLLINGS
Joseph Purcell
Melvin Kestner
Peter Griffiths
Craig Parr
Stephen P Oates
Joseph Duarte
Betsy Eckols
Mary Jo Hardy
Enrique Neves Martin
Stephen Pawlowski
David E Durant
Tony Rivas
Shirish Punde
Zahed Hossain
Flora Lorna Cabreros
Sergio Robles
John Nelson
Justin Andrew Young
Edward Kelly Medlock
Angela Reis
Rajinder Sharma
Frank Lennox
Anne Blackstock-Bernstein
Michael Daurio
Niranjan Bose
Valerie Vashio
Christopher Eggert
Brian H Knapp
Jennifer Dunbar
Jeremiah Wiser
William Kusch
Rami Taha
Courtney Norman
Shane Loidolt
Albert Gaynor
Daniel Brooks
Andreas Muno
Brian Topper
Kenna Van Keuren
Allison Baudier
Patricia Daniel
Fred George
April Ohms
J.J.K. Thomas
Nirmam Patel
Nikhilesh Yadav
Ethan So
Margaret Ronolder
Melvin M Takahashi
Anne Motan
Thomas J Hedrick
Brian Schomisch
Kathrine Austin
Andrew C. Warner
Elizabeth Sweeny
Raj Kanda
Alan Parisi
Wayne Hosman
Clayton Howard Smith
Vivien M. Muir
Paul Cooper
Adam Donley
Inigo Loperena
Tori Zimmerman
Debbie Wiggins
Aaron Bendix-Balgley
Alfonso Prica
Debra Wiggins

Thank You!

From the Arqlite Team





Sebastian Sajoux
CEO



Carlos Paviolo
Chief Development Officer

Born in Argentina and a US citizen, Carlos is a machine expert developing mechanical designs for precision custom machines and automated equipment in a variety of industries including medical device production and aerospace.



Patrick Casey
Director of Finance & Project Management

Born in Boston, Massachusetts, Patrick has vast experience in financial analysis, business operations, and financial accounting. Before Arqlite Patrick served as Operations Lead manager at HASH and Director of Syndicate Accounting at Morgan Stanley.



Alonzo Renteria
Facility Manager

Expert in recycling technologies with several years of experience in a variety of industries. Since joining our team, he has been in charge of making our Santa Ana facility more efficient every day by passionately leading the operations team.



Payton Rockwood
Marketing & Communications Analyst

A UCLA graduate with a passion for impactful problem solving, Payton is responsible for leading the company's marketing and communications, building engagement, uniting the community around common goals, and multiplying the impact of our mission.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Sebastian Sajoux	CEO @ Arqlite SPC	2015
Juan Francisco Baez	Marketing Director @ Molinos	2017
Michael Libes	Advisor @ Fledge LLC	2015
Christopher Graff	Owner - Investor @ Brooktrout Ventures et al	2020

Officers

OFFICER	TITLE	JOINED
Sebastian Sajoux	CEO	2015
Michael Libes	Secretary	2015
Patrick Casey	Financial Operations Manager	2020
Carlos Paviolo	Chief Research & Development Officer	2020

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Sebastian Sajoux	8,469 148.66 Preferred / 8320 Common	41.2%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
11/2015	$20,000	Common Stock	Section 4(a)(2)
05/2016	$200,000	Preferred Stock	Section 4(a)(2)
01/2019	$562,600		Section 4(a)(2)
02/2020	$125,000		Section 4(a)(2)
02/2020	$165,000		Section 4(a)(2)
02/2020	$125,000		Section 4(a)(2)
12/2020	$25,000		Section 4(a)(2)
12/2020	$2,277,187	Preferred Stock	Section 4(a)(2)
12/2020	$50,000		Section 4(a)(2)
02/2021	$115,000		Section 4(a)(2)
03/2021	$35,000		Section 4(a)(2)
03/2021	$100,000		Section 4(a)(2)
03/2021	$50,000		Section 4(a)(2)
03/2021	$50,000		Section 4(a)(2)
03/2021	$25,000		Section 4(a)(2)
03/2021	$75,000		Section 4(a)(2)
04/2021	$50,000		Section 4(a)(2)
01/2022	$1,066,134		4(a)(6)
02/2022	$60,000		Section 4(a)(2)
02/2022	$60,000		Section 4(a)(2)
04/2022	$40,000		Section 4(a)(2)
04/2022	$40,000		Section 4(a)(2)
04/2022	$100,000		Section 4(a)(2)
04/2022	$25,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
01/01/2019	$562,600	4.0%	20.0%	$5,000,000	06/01/2020

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURREN
Susan Graff	02/05/2020	$125,000	$124,462	10.0%	02/05/2025	Yes
Raquel Noemi Zagnoni	02/06/2020	$165,000	$172,776	10.0%	02/06/2025	Yes
Douglas Schrock	02/06/2020	$125,000	$143,980	10.0%	02/06/2025	Yes
Janine Firpo	12/08/2020	$25,000	$22,577	10.0%	12/08/2024	Yes
Jeremy Schaffer	12/29/2020	$50,000	$45,153	10.0%	12/29/2024	Yes
Chris Graff	02/24/2021	$115,000	$115,000	15.0%	12/31/2026	Yes
Monica Aufrecht	03/12/2021	$35,000	$35,000	15.0%	12/31/2026	Yes
Douglas Schrock	03/12/2021	$100,000	$100,000	15.0%	12/31/2026	Yes
Bruce Reed	03/13/2021	$50,000	$50,000	15.0%	12/31/2026	Yes
Richard Hetler Jr.	03/14/2021	$50,000	$50,000	15.0%	12/31/2026	Yes
Michael Libes	03/15/2021	$25,000	$25,000	15.0%	12/31/2026	Yes
Realize Impact - Luni Libes	03/22/2021	$75,000	$75,000	15.0%	12/31/2026	Yes
Michael Hunsberger	04/05/2021	$50,000	$50,000	15.0%	12/31/2026	Yes
Chris Graff	02/05/2022	$60,000	$61,174	10.0%	07/05/2022	Yes
Fledge Series LLC	02/24/2022	$60,000	$61,173	10.0%	07/05/2022	Yes
Chris Graff	04/05/2022	$40,000	$40,311	10.0%	07/05/2022	Yes
Fledge Series	04/05/2022	$40,000	$40,311	10.0%	07/05/2022	Yes
Adam Sweeney	04/22/2022	$100,000	$100,000	10.0%	06/22/2022	Yes
Equity Trust Company Custodian FBO Janine Firpo IRA	04/27/2022	$25,000	$25,000	10.0%	07/27/2022	Yes

Related Party Transactions

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	20,000	13,823	Yes
Preferred Stock	9,500	6,735	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	

Risks

In 2019, the Company entered into an intercompany loan with Arqlite, SRL for $472,500 with an interest rate of 4% and a maturity date of 2024. This loan is not secured. The balance of this loan was $734,557 and $691,522 as of December 31, 2020 and 2019, respectively.

Recoverability is associated with the borrower fulfilling its obligation.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Michael Libes is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

We cannot predict the nature and scope of future legislation, regulations, and programs. While we anticipate that we and our products will comply with all applicable governmental rules at local, state, and federal levels, there still may be risks that such laws and regulations may change with respect to present or future operations.

Our future success depends on the efforts of a small management team. Therefore, the loss of services of the management team members may have an adverse effect on the company

The Company will use the offering proceeds in the ways management deems most effective towards the Company's goals. This means that although we have plans for the raised capital to focus on sales, marketing, and improving the operations, the Company will have the ultimate discretion to use the proceeds as it sees fit.

We may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management to influence our operations and may be affected by other possible occurrences beyond our ability to control or even predict.

If Arqlite doesn't secure an offer to meet its operational needs and fulfill its plans, the company might need to reduce expenses. The Company will raise more capital in the future to keep the growth pace and can't guarantee the terms of a future offering will be beneficial to previous investors.

Arqlite is an early-stage business, and any investment in the company must consider the risks, expenses, and difficulties of an early-stage company developing products and expanding into developed markets. This may include but is not limited to developing strategic partnerships, changing market conditions, attracting and retaining qualified personnel, and relying upon acceptance and growth in our target market.

Arqlite has filled its patents and trademarks, but new players may enter the market and produce a competing product. We may face competition concerning our primary products that we seek to develop and commercialize continuously. We cannot guarantee that our products will achieve projected market acceptance and our ability to generate meaningful additional revenues from our products.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities

purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares. As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 80% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $18,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the
- market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Arqlite SPC

- Washington Corporation
- Organized May 2015
- 8 employees

2111 S Anne Street

Santa Ana CA 92704

http://www.arqlite.com

Business Description

Refer to the Arqlite profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Arqlite is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.